

News Release

Mattson Technology Contact
Andrew J. Moring
Mattson Technology, Inc.
tel 510-492-5938
fax 510-492-5963
andy.moring@mattson.com

Investor & Media Contact
Laura Guerrant
Guerrant Associates
tel 808-882-1467
fax 808-882-1417
lguerrant@guerrantir.com

FOR IMMEDIATE RELEASE

MATTSON TECHNOLOGY, INC. ANNOUNCES A 5% REDUCTION IN FORCE

FREMONT, Calif. — June 26, 2008 — Mattson Technology, Inc. (Nasdaq: MTSN), a leading supplier of advanced process equipment used to manufacture semiconductors, today announced a reduction in force in selected organizations, as a result of the continuing downturn in the wafer fabrication equipment industry. "The restructuring of our global workforce will have the effect of reducing our cost structure in selected areas, while allowing the Company to continue critical investments in our new products and strategic initiatives," said David Dutton, President and Chief Executive Officer. "Memory spending is highly cyclical and has been exacerbated by the overall weak global economy. We believe the restructuring will help to optimize our organization and position Mattson for expanded growth. "

As a result of the reorganization, Mattson will eliminate approximately 25 positions, or about 5 percent of the Company's global workforce. On June 25th, 2008, the Company began providing notices to those employees whose employment would be affected by the restructuring activity. It is expected that the workforce reduction will be completed by the end of the next fiscal quarter.

The Company anticipates that this plan will result in annualized savings of approximately $1.9 million. Due to Mattson's growth initiatives, these savings will be absorbed in its new product development efforts; however operating expenses will be maintained at the current levels. Mattson expects to record restructuring-related charges of approximately $0.7 million in connection with the reorganization. These one-time pre-tax charges are comprised of severance pay expenses, which will be recorded in the second quarter of 2008 and will adversely impact the Company's second quarter operating expenses.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995: This news release contains forward-looking statements regarding the Company's future prospects, including, but not limited to: anticipated bookings, revenue, margins, earnings per share, market share, tax rate and fully diluted shares outstanding for future periods. Forward-looking statements address matters that are subject to a number of risks and uncertainties that can cause actual results to differ materially. Such risks and uncertainties include, but are not limited to: end-user demand for semiconductors; customer demand for semiconductor manufacturing equipment; the timing of significant customer orders for the Company's products; customer acceptance of delivered products and the Company's ability to collect amounts due upon shipment and upon acceptance; the Company's ability to timely manufacture, deliver and support ordered products; the Company's ability to bring new products to market and to gain market share with such products; customer rate of adoption of new technologies; risks inherent in the development of complex technology; the timing and competitiveness of new product releases by the Company's competitors; the Company's ability to align its cost structure with market conditions; and other risks and uncertainties described in the Company's Forms 10-K, 10-Q and other filings with the Securities and Exchange Commission. Results for the current quarter are preliminary and subject to adjustment. The Company assumes no obligation to update the information provided in this news release.

- More -

About Mattson Technology, Inc.
Mattson Technology, Inc. designs, manufactures, and markets semiconductor wafer processing equipment used in the fabrication of integrated circuits. The Company is a leading supplier of dry strip and rapid thermal processing equipment to the global semiconductor industry. Its strip and RTP equipment utilize innovative technology to deliver advanced processing performance and productivity gains to semiconductor manufacturers worldwide for the fabrication of current- and next-generation devices. Mattson is expanding into the etch market with innovative products targeting high volume dielectric etch applications, and is also expanding into the millisecond annealing and thermal oxidation markets. The Company expects that entry into these new markets will enhance its technical leadership and deliver revenue and profitability gains. Mattson was founded in 1988 and is headquartered in Fremont, California. For more information, please contact Mattson Technology, Inc., 47131 Bayside Parkway, Fremont, Calif. 94538. Telephone: (800) MATTSON/(510) 657-5900. Fax: (510) 492-5911. Internet: www.mattson.com.

###